UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, January 17, 2017.

Proposal of the Management

of CPFL Energia S.A.

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CPFL ENERGIA S.A.

A Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

EXTRAORDINARY GENERAL MEETING OF FEBRUARY 16, 2017

Dear Sirs,

Pursuant to the call notice, on the date hereof, of an Extraordinary General Meeting to be held on February 16, 2017, (“Meeting”), in accordance with the request for call notice sent by shareholders Camargo Corrêa S.A. and ESC Energia S.A. on January 10, 2017, under the terms of letter “c” of the sole paragraph of art. 123 of Law 6,404/76 (Exhibit I), the Management of CPFL  ENERGIA  S.A.  (“CPFL  Energia”  or  “Company”)  submits  for  the  analysis  of  its Shareholders the Proposal of the Management (“Proposal”) on the matters to be resolved at the Meeting as follows:

I. Replacement of the members of the Board of Directors and definition of the number of members required to integrate the Board of Directors until the end of the term of office, in accordance with the provisions set forth in article 15 of the Articles of Incorporation of the Company

In view of the receipt of the request for call notice sent by shareholders Camargo Corrêa S.A. and ESC Energia S.A., under the terms of subitem “c” of the sole paragraph of art. 123 of Law

6,404/76, the Meeting shall resolve on the new composition of the Board of Directors of the

Company.

Additionally, pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No. 02/2016 – which establishes general guidelines on the procedures to be observed by publicly-held companies, including the preparations for the Meeting – there not being a fixed number of members set forth in the Bylaws of the Company, it shall be incumbent upon the Meeting, concomitantly with the replacement of the members of the Board of Directors, to define the number of members that will compose the Board of Directors until the end of the term of office of the replaced members.

In this sense, as set forth in the main section of article 15 of the Bylaws of the Company, its Board of Directors shall be comprised of at least seven (07) and at most nine (09) members, all of them with a unified term of office of one (01) year, reelection being permitted.

It is worth emphasizing that the Company is listed on the New Market of BM&FBOVESPA and, under the terms of the New Market Listing Regulation, at least twenty percent (20%) of the members of the Board of Directors shall be Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Corporation Law being also considered as independent.

Thus, the Management of the Company proposes the maintenance of the number of members required to integrate the Board of Directors in seven (07), two (02) of them being an Independent Board Member, as set forth in the New Market Listing Regulation. Therefore, if the Meeting so resolves, the number of members to be elected by majority voting shall be seven (07). This number may be increased by at most one (01) member, in view of any separate request for election, under the terms of art. 141, paragraph 4, of the Corporation Law.

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The management of the Company was informed by shareholders Camargo Correa S.A. and ESC Energia S.A. that, as proposed by State Grid Brazil Power Participações Ltda. (“State Grid”), in preparation for the closing of the transaction of transfer of the shares that comprise the Controlling  Group  of  the  Company  (“closing”),  it  is  intended  that  the  Board  of  Directors continues to be comprised of seven (07) acting and deputy members until Annual General Meeting of CPFL Energia that approves the accounts for the 2016 fiscal year, and the election of the following candidates, keeping in the position the independent councilor Ana Maria Elorrieta:

1.  Yuhai Hu

2.  Daobiao Chen

3.  Yang Qu

4.  Yumeng Zhao

5.  Andre Dorf

6.  Antonio Kandir (independent member)

Still  in  relation  to  the  election  of  board  members  by  non-controlling  shareholders,  it  is emphasized that, at the meeting held on April 11, 2006, the Full Board of CVM resolved to maintain the interpretation of article 141, § 5, of the Corporation Law, given at the meeting held on November 08, 2005, (CVM Process No. RJ/2005/5664), which establishes that, in the cases in which the Company issued voting shares only, the majority of the shareholders representing at least 10% (ten percent) of the total voting shares, except for the controlling shareholder, shall have the right to elect a member and the respective deputy for, and to remove them from, the Board of Directors by means of separate voting at the General Meeting.

II. Replacement of the members of the Audit Committee and definition of the number of members required to compose the Audit Committee until the end of the term of office in course, in accordance with the provisions set forth in article 26 of the Bylaws of the Company

In view of the receipt of the request for call notice sent by shareholders Camargo Correa S.A. and ESC Energia S.A., under the terms of letter “c” of the sole paragraph of art. 123 of Law

6,404/76, the Meeting shall resolve on the new integration of the Audit Committee. In addition, the effective member Marcelo de Andrade, and his respective deputy Susana Amaral Silveira, elected in a separate vote by the minority shareholders, submitted a letter of resignation, effective as of the closing.

In view that art. 26 of the Bylaws of the Company establishes the minimum number of three (03) and the maximum number of five (05) acting and deputy audit committee members, it shall also be incumbent upon the Meeting, concomitantly with the replacement of the members of the Audit Committee, to define the number of members required to integrate the Audit Committee until the end of the term of office of the replaced audit committee members.

Thus, the Management of the Company was informed by the shareholders Camargo Correa S.A. and ESC Energia S.A. that, as proposed by State Grid, in preparation for the closing, it is intended that the Audit Committee be composed of a total of three (03) members, and the election of the following candidates and respective deputies was proposed for the office of audit committee members appointed by the controlling shareholders:

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Standing Member	Deputy Member
Yuehui Pan	Chenggang Liu
Ran Zhang	Jia Jia
Luiz Augusto Marques Paes	Reginaldo Ferreira Alexandre

Under the terms of CVM Ruling No. 481, as amended, there may be the appointment of candidates for the office of representatives of the non-controlling shareholders to the Audit Committee of the Company. Information on the potential candidates shall be made available at the head office of the Company, on its website (www.cpfl.com.br/ri) and on the website of CVM

(www.cvm.gov.br).

III. Clarifications

The Company informs that the information required under the terms of article 10 of CVM Ruling No. 481/09, as amended, related to the candidates appointed to compose the Board of Directors and the Audit Committee of the Company, is detailed  in Exhibit II to this Proposal of the Management as well as available, from the date hereof, at the head office of the Company, on its website (www.cpfl.com.br/ri) and on the websites of CVM (www.cvm.gov.br),   BM&FBOVESPA   (www.bmfbovespa.com.br)   and   U.S.   Securities   and Exchange Commission – SEC (www.sec.gov).

Moreover, in view of the adoption of the adoption of the distance voting procedure by the Company as of January 1, 2017, the Company informs that this Proposal of the Management, as set forth in  Exhibit III, includes the Distance Voting Report set forth in articles 21- H et seq of CVM Ruling No. 481/09, as amended. A copy of the aforesaid Distance Voting Report is available at the head office of the Company, on its website (www.cpfl.com.br/ri) and on the websites of CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and

SEC (www.sec.gov).

In addition to the information contained in this Proposal and the Exhibits hereto, the shareholders of CPFL Energia may resolve any doubts by means of a direct contact with the Board of Relationship with Investors, via e-mail (ri@cpfl.com.br) or telephone (+55 19 3756

6083), which are already at your disposal to promptly serve you when required.

Yours faithfully,

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

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EXHIBIT I

REQUEST FOR THE CALLING NOTICE OF AN EXTRAORDINARY GENERAL MEETING, FORMULATED BY SHAREHOLDERS CAMARGO CORREA S.A. AND ESC ENERGIA S.A.

São Paulo, January 9, 2017.

To

CPFL Energia S.A. (“Company”)

Rua Gomes de Carvalho, nº 1510, complex 142, Vila Olímpia

São Paulo – SP, CEP 04547-005

At:          Sr. Murilo Cesar L. S. Passos

President of the Board of Directors of the Company

C/C:       Other Members of the Board of Directors of the Company

Dear Sirs,

Camargo Corrêa S.A. and ESC Energia S.A. hereby come as requested by the State Grid Brazil Power Participações Ltda. ("State Grid"), in preparation for the closing of the operation of transfer of the shares that make up the controlling block of the Company, referred to in the Material Facts disclosed in 2, 22, 23 and 28 of September, 23 November and 13 December of 2016 (“Operation”) , require, in the quality of shareholders holding more than 5% (five per cent) of the Company’s share capital, that be called, within 8 (eight) days from the receipt of this notification, an extraordinary general meeting of the company in order to deliberate on the following agenda :

a. Replacement of members of the Board of Directors and definition of the number of members to compose the Board of Directors until the end of the current term of office, observing the provisions of article 15 of the Company's Bylaws; and

b. Replacement of members of the Audit Committee and definition of the number of members to compose the Audit Committee until the end of the current term of office, observing the provisions of article 26 of the Company's Bylaws, considering that the current members of the Fiscal Board will present their respective resignations.

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Finally, it clarifies that, in accordance with § 1 of article. 7 of CVM Instruction n° 481/09, all information related to the candidates that State Grid intend to elect, after the closing of the Operation, to the positions of standing members and deputy members of the Board of Directors and the Audit Committee of the Company – including those required by subsection I of article 10 of the CVM Instruction n° 481/09 – shall be properly provided to the Company in a timely manner to the fulfillment of informational obligations applicable to the Company.

Being what we had to request, we remain available for any clarification. Being what we had to request, we remain available for any clarification.

Best regards,

____________________________________ Camargo Corrêa S.A.	____________________________________ ESC Energia S.A.

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EXHIBIT II

12. INFORMATION REGARDING THE CANDIDATES FOR DIRECTORS AND MEMBERS OF THE AUDIT COMMITTEE APOINTED BY SHAREHOLDERS CAMARGO CORREA S.A. AND ESC ENERGIA S.A.

12.5. Information of the candidates to directors and members of the audit committee of the issuer

The table below shows the key information of the candidates to the positions of members of the Board of Directors:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Yuhai Hu	28/05/1963	Administrator	PE0827754	Standing Member of the Board of Directors	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Daobiao Chen	20/09/1968	Administrator	PO1746365	Standing Member of the Board of Directors	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Yang Qu	07/08/1965	Administrator	PE0465763	Standing Member of the Board of Directors	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Yumeng Zhao	28/08/1973	Administrator	PE0951665	Standing Member of the Board of Directors	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Andre Dorf	27/03/1973	Administrator	170.751.778-93	Standing Member of the Board of Directors	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	Chief Executive Officer	Yes	No	0
Antonio Kandir	02/05/1953	Engineer	146.229.631-91	Standing Member of the Board of Directors (Independent Member)	16.02.2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes (i)	Yes (i)	0

(i) In view of the provisions of item 4.3 of the Regulation of New Market (Regulação do Novo Mercado), which determines the filling of at least 20% (twenty per cent) of the positions of the Board of Directors by independent member, the controlling shareholders appoint Mr. Antonio Kandir to held, toguether with Mrs. Ana Maria Elorrieta, the positions of independent member of the Board of Directors.

The Company considers independent the Member that: (i) has no relationship with the Company, except capital participation; (ii) is not a Controlling Shareholder, spouse or relative up to the second degree of that, or is not, or was not, in the last 3 (three) years, linked to Company or entity related to the Controlling Shareholder (individuals linked to public institutions of teaching and/or research are excluded from this restriction); (iii) was not, in the last 3 (three) years, employee or officer of the Company, the

Controlling Shareholder or company controlled by the Company; (iv) is not a supplier or buyer, directly or indirectly, of services and/or products of the Company, in a way that implies in loss of independence; (v) is not an employee or director of a company or entity that is offering or providing services and/or products to the Company, in a way that implies in loss of independence; (vi) is not a spouse or relative up to the second degree of any director of the Company; and (vii). does not receive any other remuneration of the Company beyond that regarding the position of member of the Board of Directors (cash proceeds from participation in the capital are excluded from this restriction).

The table below shows the key information of the candidates to the positions of members (seating and alternate) of the Fiscal Council:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of possession	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Yuehui Pan	18/07/1981	Accountant	PO1652008	Standing Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Ran Zhang	23/02/1983	Accountant	PE0935049	Standing Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Chenggang Liu	09/01/1976	Accountant	PE0820071	Deputy Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Jia Jia	26/10/1982	Accountant	PE0820075	Deputy Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	No	0
Luiz Augusto Marques Paes	21/07/1961	Lawyer	045.320.388-47	Standing Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	Sim	0
Reginaldo Ferreira Alexandre	03/03/1959	Economist	003.662.408-03	Deputy Member of the Audit Committee	16/02/2017	To be confirmed	Until Shareholders Ordinary General Meeting of 2017	No	Yes	Sim	0

12.5.(m). Information about the candidates for directors and members of the audit committee of the issuer

Member of the Board of Directors: Yuhai Hu

Graduated in electrical power engineering from the Beijing Institute of Agricultural Machinery, and the master's degree in industrial engineering from the University of Tianjin. He began his career in State Grid Tianjin Electric Power Company, having experience as Chief Engineer of subsidiary City Distribution Company, Vice President, President of Transmission Company, and Deputy Chief Engineer, Director of Marketing of Electric Energy, and Vice President in charge of capital construction. He then held the position of Deputy Director General of the Construction Dept. of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), serving also as Senior Vice President in the State Grid Henan Electric Power Company and State Grid Jiangsu Electric Power Company. Currently, He is the President & CEO of State Grid International Development Co., Ltd (SGID, an indirect controller of CPFL Energia, a wholly owned subsidiary of SGCC), He is not considered as a politically exposed person.

Member of the Board of Directors: Daobiao Chen

Graduated in Electrical Power Systems and Automation from Huazhong University of Science and Technology (1986-1990), and the master's degree in Business Administration from the Royal Melbourne Institute of Technology. He began his career in 1990, in the electric power sector of State Grid Group, and of which CPFL Energia was a member, in Nanjing Electric Power Company, where he served as Deputy Chief Engineer and Director of Operations Department (2004-2005) and Vice President (2005-2007). He was also the Vice President of the Lianyungang Electric Power Company (2008-2009) , President of the Huaian Electric Power Company (2008-2009) and the Nantong Electric Power Company (2009-2011), Senior Vice President of the State Grid Shanghai Electric Power Company (2011-2015), and the Deputy Director General of the Construction Department of State Grid Corporation of China(2015-2016), In 2016, he

was the Vice Officer of the Economic Information Sector for Organization of Development and Global Cooperation of the Energy Interconnection, then as the Senior Vice President of State Grid International Development Co., Ltd . He is not considered a politically exposed person.

Member of the Board of Directors: Yang Qu

Graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology (1982-1986). Since 1986, in the State Grid group, and of which CPFL Energia was a member, he began his career in Henan Transmission and Transformation Engineering Company (1986-2003). Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company/ State Grid Henan Electric Power Company's Office in Vietnam. Then he held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam Office (2006-2008), Deputy Director at General Office of the International Cooperation Department of the State Grid Corporation of China (2008-2009), Deputy Director of the International Business Department of State Grid International Development Co., Ltd (2009-2010), and Director (2011-2014) of the Business Development Department of State Grid Brazil Holding SA. Since 2014, he is the Vice President of State Grid Brazil Holding SA. He is not considered a politically exposed person.

Member of the Board of Directors: Yumeng Zhao

Graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology (1990-1994) and the master's degree in Business Administration from the Royal Melbourne Institute of Technology, and the master's degree in Electrical Power System and Automation from Hefei University of Technology. He began his career in 1994, in the electric power sector of State Grid Group, of which CPFL Energia was a member, in Hefei Electric Power Company, where he held the position of Head of the Marketing Department (2004 -2006), also as the manager of the Marketing Department of State Grid Anhui Electric Power Company(2006), Vice-President of Xuancheng Electric Power company from 2006 to 2009, President of Chuzhou Electric Power Company from 2009 to 2013 and President of Anqing Electric Power Company since 2013. He is currently the President Assistant of the State Grid International Development Co., Ltd . He is not considered a politically exposed person.

Member of the Board of Directors: Andre Dorf

Graduated in business administration from Fundação Getúlio Vargas-FGV. He began his career in investment banking, where he worked from 1996 to 2003 in financial institutions such as Banco Patrimônio de Investimento (a joint venture with Salomon Brothers), Chase Manhattan Bank and J.P. Morgan (offices in São Paulo and New York). Between 2003 and 2010, he held senior positions at Suzano Papel e Celulose, where he served as President Officer of Suzano Energia Renovável (2010 to 2013), Executive Officer of Strategy, Business Development and Investor Relations (2008 to 2010), Executive Officer of the Unidade de Negócio Papel (2005 to 2008) and Executive Officer of Development, Business Development and I.T. (2003 to 2005). He was CEO of CPFL Renováveis from 2013 to 2016, and assumed the position of President Officer of CPFL Energia in 2016. He is  not considered a politically exposed person.

Member of the Board of Directors: Antonio Kandir

He was Minister of Planning and Budget of the State, Congressman, President of Conselho Nacional de Desestatização, Governor in BID, Special Secretary of Economic Policy, President of the do Instituto de Pesquisa Econômica Aplicada (IPEA), President Officer of Kandir e Associados S/C Ltda (1992-1994) and coordinator of studies of Itaú Planejamento e Engenharia (1981-1982), officer of private equity and hedge funds. Partner at Governança &Gestão Investimentos Ltda. (since 2004) and GG Capital Investimentos Ltda. (2012-2016). He also worked as a professor at the Universidade Estadual de Campinas -UNICAMP, the Pontifícia Universidade Católica de São Paulo (1984-1985), Assistant Faculty Fellow at the University of Notre Dame (1987). Graduated at Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), a master's degree in economics from the Universida de Estadual de Campinas - UNICAMP and Ph.d. in economics from the Universidade Estadual de Campinas – UNICAMP. Currently participates of the board of directors of the companies: (i) CSU Cadsystem, a high technology services provider company; (ii) Amil Saúde, a healthcare insurance company; (iii) Companhia Providência Indústria e Comércio, a nonwoven fabrics industry; (iv) GOL Linhas Aéreas Inteligentes, an aviation company; (v) Banco Ribeirão Preto, a financial institution. None of these companies is part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Standing Member of the Audit Committee: Yuehui Pan

He holds a degree in financial management by the Changsha University of Science and Technology (2000-2004) and master in business administration at North China Electric Power University. He began his career in the Finance Department of China Power Technology Import and Export Company (2007-2009) and Assistant Director of Financial Assets Department of State Grid International Development Co., Ltd (2009-2010). He is currently the Director of the Financial Department of the State Grid Brazil Holding S.A. (2016), having already occupied, in the same department, the positions of Manager (2011-2013) and Deputy Director (2013-2016). Also served as President of the Audit Committee of Belo Monte Transmissora de Energia S.A. He is certified by the American Institute of the Chartered Financial Analyst and by the China Institute of the Certified Public Accountants. He is not considered a politically exposed person.

Standing Member of the Audit Committee: Ran Zhang

She holds a degree in accounting from London South Bank University (2002-2004) and a master's degree in accounting at Beijing Technology and Business University. Manager of the Financial Assets Department of the China Electric Power Technology Import and Export Corporation from 2009 to 2010, being responsible for the accounting and cost control in this sector. From 2010 to 2012, was responsible for the group taxation and internal risk control of State Grid International Development Co., Ltd, where she was also responsible for group consolidation accounting and group budgeting management of Financial Assets Department (2012-2016). She is currently Assistant Director of the Financial Department of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.. She is certified by The Association of Chartered Certified Accountants of the Chartered Certified Accountant. She is not considered a politically exposed person.

Standing Member of the Audit Committee: Luiz Augusto Marques Paes

Graduated in law from the University of São Paulo (USP). Since April 1991, holds the position of Member of the Audit Committees in Brazilian companies. He is a partner at the law firm Paese Colauto – Sociedade de Advogados, where legal advice in tax and corporate matters. Currently, he is a member of the Audit Committee of JSL S.A., a publicly-traded company whose main activity consists in the provision of logistics services. In the last 5 years, served as a member of the Audit Committee of the following companies: (i) Cyrela Commercial Properties S.A., a Brazilian company whose activities involve the acquisition, purchase, sale and rent of real estate; and (ii) Company Suzano de Papel e Celulose, multinational pulp and paper. None of these companies are part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Audit Committee: Reginaldo Ferreira Alexandre

Has 18 years’ experience in research, as analyst, coordinator and team boss at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He also has 5 years’ experience in the area of credit analysis (most at Citibank) and practice, having acted as administrator and assistant director in the consulting companies Accenture and Deloitte, in structured transactions related to the capital markets, as well as on activities in the area of Investment Banking, such as mergers and acquisitions and corporate reorganizations. Today, this experience extends to Proxycon Business Consulting (governance and corporate finance). He is also a member of the Conselho de NormasContábeis do Brasil (since 2005), Certified Investment Analyst, Portfolio Manager certified by the Brazilian Securities Commission (CVM), President of the Associação Brasileira de Pesquisa de Investimentos, Member of the corporate governance committee of the Câmara de Comércio Americana do Brasil (Amcham) one of the authors of the Brazilian Corporate Governance Code – Listed Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), Member of the Board of Corporate Governance of the Corporate Governance Commission (BM &F Bovespa).Mr. Reginaldo is a member of the Audit Committee of the following publicly traded companies: (i) BRF S.A., food company (elected in April 2015 and re-elected in April 2016), (ii) Iochpe Maxion S.A., a company of wheels and auto parts (elected in April 2013 and re-elected in April 2014, 2015 and 2016), (iii) Petróleo Brasileiro S.A.-Petrobras, oil and gas company (elected in April 2013 and re-elected in April 2014 , 2015 and 2016); (iv) Ser Educacional

S.A., educational company (Chairman of the Audit Committee, elected in April 2015 and re-elected in April 2016) and (v) a deputy member of the Audit Committee of Mahle Metal Leve SA, auto parts company (elected in April 2015 and re-elected in 2016). None of the above is part of the economic group of CPFL Energia, neither is controlled by shareholder owning more than 5% stake of common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Audit Committee: Chenggang Liu

He holds a degree in accounting from Hunan University of Finance and Economics and a master's degree from the school of business at the University of Montreal. He acted as Officer of Financial Operations and Chief Accountant (2001-2004) of Changde Electric Power Industry Development Corporation and also as the Executive Vice President and Financial Officer (2005-2007) of the Changde Real Estate Development Company. From 2008 to 2015, he was the manager of the Human Resources Department of State Grid Hunan Electric Power Company, belonging to the State Grid Group. Since 2015, holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A. He  not considered a politically exposed person.

Deputy Member of the Audit Committee: JiaJia

Graduated in internationals marketing and finance in Swinburne University of Technology (2002-2005) and master in accountant and business law by Deakin University (2005-2008), both in Australia. From 2008 to 2010, he began his career at the Microfinance Department of Citibank in Melbourne in Australia. He served as a Project Finance Manager (2010-2013) and as Finance Supervisor (2013-2015) at Hubei Transmission and Transformation Engineering Company, belonging to the State Grid Group. He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

12.5. (n). Description of any of the following events that have occurred in the last 5 (five) years (i). any criminal conviction,(ii) any conviction in administrative process of CVM and their respective penalties,(iii) any final conviction, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity. Controlling Shareholders declared to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Audit Committee has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity

The Shareholders Camargo Correa S.A. and ESC Energia S.A. declares to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Audit Committee has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

12.6. Percentage of participation in the meetings.

Board of Directors

Candidate	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Yuhai Hu	n/a
Daobiao Chen	n/a
Yang Qu	n/a
YumengZhao	n/a
Andre Dorf	n/a
Antonio Kandir	n/a

Audit Committee

Candidate	Percentage of participation in meetings of the Audit Committee in the last financial year (%)
Yuehui Pan	n/a
Ran Zhang	n/a
Luiz Augusto Marques Paes	n/a
Chenggang Liu	n/a
Jia Jia	n/a
Reginaldo Ferreira Alexandre	n/a

12.7. Information about the members of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees are non-statutory

None of the candidates to the posts of Member of the Board of Directors participates of the committees.

12.8. Information on the percentage of participation in the meetings of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees or structures are non-statutory

Not applicable.

12.9. Existence of marital relationships, stable union or kinship up to the second degree between the candidates and the parties listed below:

a. officers of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Audit Committee of CPFL Energia and the officers of CPFL Energia.

b. officers of, direct or indirect, subsidiaries of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Audit Committee of CPFL Energia and the officers of direct or indirect subsidiaries of CPFL Energia

c. direct or indirect controlling shareholders of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Audit Committee of CPFL Energia and the direct or indirect controlling shareholders of CPFL Energia.

d. officers of companies direct or indirect controled by CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Audit Committee of CPFL Energia and the officers of companies direct or indirect controlled by CPFL Energia.

12.10 Inform about subordination, service or control relationship, in the last 3 financial years, between the candidates and the parties listed below.

a. companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital.

Mr. Andre Dorf exercises since July 2016, the position of President of the Board of Directors of CPFL Energias Renováveis S.A.

b. direct or inderect controller of CPFL Energia

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in entities of society direct or indirect controlling CPFL Energia, such as:

Yuhai Hu (Member of the Board of Directors): Senior Vice President of  State Grid Henan Electric Power Company (2009-2012) and Jiangsu Electric Power Company (2012-2015), Deputy Director of the Construction Department of State Grid Corporation of China, a company of the electric power sector, that, after the closing, will be indirect controller of CPFL Energia. From 2015, is President & CEO of State Grid International Development Co., Ltd., a wholly owned subsidiary of State Grid Corporation of China.

Daobiao Chen (Member of the Board of Directors): Senior Vice President of Shanghai Electric Power Company (2011-2015), a member of the same economic group of State Grid. Vice Officer of the sector of Economic Information of the Organization of Development and Global Cooperation of Energy Interconnection. Held since 2016 the position of Senior Vice President of State Grid International Development Co., Ltd., also a company of the economic group of State Grid.

Yang Qu (Member of the Board of Directors): Since 2014 is Vice President Officer of State Grid Brazil Holding S.A., which, after the closing, will be indirect controller of CPFL Energia.

Yumeng Zhao (Member of the Board of Directors): President of Chuzhou Electric Power Company (2009-2013), a company belonging to the State Grid group (after the closing, indirect controller of CPFL Energia). He held the position of President of Anqing Electric Power Company in the period from 2013 to 2016. He is currently the Assistant President of State Grid International Development Co., Ltd, also of the State Grid Group.

Andre Dorf (Member of the Board of Directors): Since 2016 holds the position of President Officer of CPFL Energia and Chairman if the Board of Directors of CPFL Renováveis.

Yuehui Pan (Standing Member of the Audit Committee): He is currently the Director of the Department of financial assets of State Grid Brazil Holding S.A.

Standing Member of the Audit Committee: Ran Zhang

She is currently the Assistant Director of the Department of financial assets of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.

Chenggang Liu (Deputy Member of the Audit Committee): Since 2015, he holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A.

Jia Jia (Deputy Member of the Audit Committee): He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A.

c. in case of relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people.

There is no relationship of subordination, render of services or control, among the candidates for the Board of Directors and the Audit Committee of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or controllers or subsidiaries of any of these people.

Data da atualização das informações: 17/01/2017

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Nome

CNPJ ou CPF do acionista

Orientações de preenchimento

Todas as matérias a serem deliberadas foram propostas pelos acionistas Camargo Correa S.A. e ESC Energia S.A., conforme consta na Proposta da Administração da Companhia.
O presente Boletim de Voto deve ser preenchido caso o acionista opte por exercer o seu direito de voto à distância, nos termos da Instrução CVM nº 481/09, conforme alterada. Nesse caso, é imprescindível que os campos acima sejam preenchidos com o nome (ou denominação social) completo do acionista e o número do Cadastro no Ministério da Fazenda, seja de pessoa jurídica (CNPJ) ou de pessoa física (CPF).
Além disso, para que este Boletim de Voto seja considerado válido e os votos aqui proferidos sejam contabilizados no quórum da Assembleia Geral Extraordinária:
(i) todos os campos abaixo deverão estar devidamente preenchidos;
(ii) todas as suas páginas deverão ser rubricadas;
(iii) ao final, o acionista ou seu(s) representante(s) legal(is), conforme o caso e nos termos da legislação vigente, deverá assinar o boletim;
(iv) o Boletim de Voto deverá ter firma reconhecida em cartório e, quanto àqueles preenchidos no exterior, ser notarizado e apostilado por Tabelião Público devidamente habilitado para este fim, bem como consularizado em consulado brasileiro e, se aplicável, traduzido para o Português por tradutor juramentado.
O acionista deverá imprimir e preencher manualmente, com letra de forma legível, os campos deste Boletim de Voto.
O acionista deverá informar o endereço postal ou eletrônico no qual deseja receber comunicações referentes ao presente Boletim de Voto.

Orientações de entrega, indicando a faculdade de enviar diretamente à companhia ou enviar instruções de preenchimento ao escriturador ou ao custodiante

O acionista que optar por exercer o seu direito de voto à distância deverá entregar o presente Boletim de Voto, até o dia 9 de fevereiro de 2017, diretamente à Companhia ou transmitir as instruções de preenchimento para prestadores de serviços aptos.
O acionista que optar por enviar o Boletim de Voto à distância diretamente à Companhia deverá encaminhar, por via postal ou eletrônica, aos cuidados da Diretoria de Relações com Investidores, o presente Boletim de Voto, devidamente preenchido, rubricado e assinado, bem como cópia autenticada dos seguintes documentos, conforme o caso:
(i) pessoa física: documento de identificação com foto. Exemplos: RG, RNE, CNH ou carteiras de classe profissional oficialmente reconhecidas;
(ii) pessoa jurídica: documento de identificação com foto do(s) representante(s) legal(is) do acionista, exemplar do último Estatuto ou Contrato Social consolidado e documentação societária outorgando poderes de representação (ata de eleição dos diretores e/ou procuração); e
(iii) Fundo de Investimento: documento de identificação com foto do(s) representante(s) legal(is) do administrador do Fundo de Investimento (ou do gestor, conforme o caso), exemplar do último regulamento consolidado do fundo e do Estatuto ou Contrato Social do seu administrador, além da documentação societária outorgando poderes de representação (ata de eleição dos diretores e/ou procuração).
O acionista que optar por exercer o seu direito de voto à distância por intermédio de prestadores de serviços deverá transmitir as suas instruções de voto a seus respectivos agentes de custódia ou ao agente escriturador das ações de emissão da Companhia, conforme suas ações estejam ou não depositadas em depositário central, e desde que observadas às regras por eles determinadas.
Os acionistas deverão entrar em contato com os seus agentes de custódia ou com o agente escriturador das ações de emissão da Companhia e verificar os procedimentos por eles estabelecidos para emissão das instruções de voto via Boletim de Voto à distância, bem como os documentos e informações exigidos.

Endereço postal e eletrônico para envio do boletim de voto a distância, caso o acionista deseje entregar o documento diretamente à companhia

Rua Gomes de Carvalho, 1510, 14° andar, cj. 142, Vila Olímpia
CEP: 04547-005
São Paulo/SP – Brasil
A/C da Assessoria de Governança Corporativa
ri@cpfl.com.br

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AGE - CPFL ENERGIA S.A. de 16/02/2017

Indicação da instituição contratada pela companhia para prestar o serviço de escrituração de valores mobiliarios, com nome, endereço fisico e eletrônico, telefone e pessoa para contato

Escriturador: Banco do Brasil S.A.
Telefone: (21) 3808-3715

O acionista poderá transmitir as instruções de voto a distância mediante entrega do boletim de voto em uma das agências do Banco do Brasil S.A. munido de cópias autenticadas dos documentos de identificação sendo: a) pessoa física: identidade, Comprovante de Residência emitido há menos de 90 dias; b) pessoa jurídica/fundos de investimento: estatuto/contrato social/regulamento, documentos comprobatórios da representação e identidade do representante; e c) acionistas com domicilio fiscal no exterior: adicionalmente, serão exigidos documentos comprobatórios da origem dos recursos conforme Resolução CMN 4.373 ou Lei 4.131 e demais legislações correlatas.

Deliberações / Questões relacionadas à AGE

Deliberação Simples

1. Definição do Número de Membros para Compor o Conselho de Administração:
Aprovar o número de membros para compor o Conselho de Administração, conforme Proposta da Administração da Companhia, disponível na sede social da Companhia, no seu website de relações com investidores (www.cpfl.com.br/ri), bem como nos websites da CVM (www.cvm.gov.br), da BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) e da U.S. Securities and Exchange Commission – SEC (www.sec.gov).
Número de membros proposto pelos acionistas controladores: 7 (sete) membros

[ ] Aprovar [ ] Rejeitar [ ] Abster-se

Eleição do conselho de administração por candidato - Limite de vagas a serem preenchidas:6

2. Indicação de candidatos ao conselho de administração (o acionista poderá indicar tantos candidatos quanto for o número de vagas a serem preenchidas na eleição geral)

CANDIDATO EFETIVO 1 – YUHAI HU
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

CANDIDATO EFETIVO 2 – DAOBIAO CHEN
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

CANDIDATO EFETIVO 3 – YAN QU
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

CANDIDATO EFETIVO 4 – YUMENG ZHAO
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

CANDIDATO EFETIVO 5 – ANDRE DORF
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

CANDIDATO EFETIVO 6 – ANTONIO KANDIR
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

3. Em caso de adoção do processo de eleição por voto múltiplo, deseja distribuir o voto adotado em percentuais pelos candidatos?

[ ] Sim [ ] Não

**Não aplicável, considernado que a Conselheira Independente, Sra. Ana Maria Elorrieta, permanecerá no cargo.

4. Visualização de todos os candidatos para indicação da % (porcentagem) dos votos a ser atribuída

CANDIDATO EFETIVO 1 – YUHAI HU [ ] %

CANDIDATO EFETIVO 2 – DAOBIAO CHEN [ ] %

CANDIDATO EFETIVO 3 – YAN QU [ ] %

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CANDIDATO EFETIVO 4 – YUMENG ZHAO [ ] %

CANDIDATO EFETIVO 5 – ANDRE DORF [ ] %

CANDIDATO EFETIVO 6 – ANTONIO KANDIR [ ] %

Questão Simples

5. Eleição em Separado de Membro do Conselho de Administração:
Preenchimento autorizado apenas aos acionistas que tenham deixado o campo Eleição do Conselho de Administração por candidato em branco e sejam titulares, ininterruptamente, das ações com as quais votam durante os 3 (três) meses imediatamente anteriores à realização da assembleia geral extraordinária.
Deseja participar de eleição em separado de que trata o art. 141, § 4º, da Lei nº 6.404, de 1976?

[ ] Sim [ ] Não [ ] Abster-se

Questão Simples

6. Eleição em Separado de Membro do Conselho de Administração:
Preenchimento autorizado apenas aos acionistas que tenham deixado o campo Eleição do Conselho de Administração por candidato em branco e sejam titulares, ininterruptamente, das ações com as quais votam durante os 3 (três) meses imediatamente anteriores à realização da assembleia geral extraordinária.
Se participar de eleição em separado de que trata o art. 141, § 4º, da Lei nº 6.404, de 1976, deseja atribuir todos os seus votos ao candidato que individualmente obtiver o maior número de votos dentre aqueles que disputarem a vaga na eleição em separado?

[ ] Sim [ ] Não [ ] Abster-se

Deliberação Simples

7. Definição do Número de Membros para compor o Conselho Fiscal:
Aprovar o número de membros para compor o Conselho Fiscal, conforme Proposta da Administração da Companhia, disponível na sede social da Companhia, no seu website de relações com investidores (www.cpfl.com.br/ri), bem como nos websites da CVM (www.cvm.gov.br), da BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) e da U.S. Securities and Exchange Commission – SEC (www.sec.gov).
Número total de membros proposto pelos acionistas controladores: 3 (três) membros

[ ] Aprovar [ ] Rejeitar [ ] Abster-se

Eleição do conselho fiscal por candidato - Limite de vagas a serem preenchidas:3

8. Indicação de candidatos ao conselho fiscal (o acionista poderá indicar tantos candidatos quanto for o número de vagas a serem preenchidas na eleição geral)

EFETIVO 1 – YUEHUI PAN / SUPLENTE 1 – CHENGGANG LIU
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

EFETIVO 2 – RAN ZHANG / SUPLENTE 2 – JIA JIA
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

EFETIVO 3 – LUIZ AUGUSTO MARQUES PAES / SUPLENTE 3 – REGINALDO FERREIRA ALEXANDRE
[ ] Aprovar [ ] Rejeitar [ ] Abster-se

Questão Simples

9. Eleição em Separado de Membro do Conselho Fiscal:
Preenchimento autorizado apenas aos acionistas que tenham deixado o campo Eleição do Conselho Fiscal por candidato em branco.
Deseja participar de eleição em separado de que trata o art. 161, § 4º, da Lei nº 6.404, de 1976?

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 18, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.